UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CNL HEALTHCARE PROPERTIES, INC.

(Name of Subject Company)

CNL Healthcare Properties, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

12612C 108

(CUSIP Number of Class of Securities)

Stephen H. Mauldin

President and Chief Executive Officer

CNL Healthcare Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue, 14th Floor

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is CNL Healthcare Properties, Inc., and the address and telephone number are 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801 and (407) 650-1000, respectively.

The title of the class of equity securities to which the tender offer relates is the shares of the Company’s common stock, $0.01 par value per share. As of the close of business on November 5, 2020, there were 173,960,540 shares of the Company’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by CNL Healthcare Properties, Inc., a Maryland corporation (the “Company”), with respect to an unsolicited tender offer by Comrit Investments 1, LP, a Cayman Islands Exempted Limited Partnership (the “Offeror”) to purchase up to an aggregate of 8,800,000, or approximately 5.1%, of the issued and outstanding shares of common stock (the “Shares”) of the Company for a price equal to $3.66 per share, without interest, in cash (the “Comrit Offer”).

According to the Offeror’s Schedule TO, its business address is 9 Ahad Ha’am Street, Tel Aviv, Israel 6129101 and its phone number is +972-3-519-9936.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Item 13. “ Certain Relationships and Related Transactions, and Director Independence,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (“2019 Annual Report”) filed with the United States Securities and Exchange Commission (“SEC”) on March 26, 2020 (“2019 Annual Report”) and in Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2020 filed with the SEC on November 12, 2020 (“September 30, 2020 Quarterly Report”), which information is incorporated herein by reference.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation

On February 17, 2021, the Board of Directors (“Board”),after careful evaluation of the Comrit Offer and in consultation with the Company’s management and outside advisors, has determined, for the reasons set forth below, to recommend that the Company’s stockholders REJECT the Comrit Offer.

(b) Reasons for the Recommendation

In 2017, the Company began evaluating strategic alternatives to provide liquidity to stockholders. To further that initiative, a special committee of the Board was constituted in April 2018 and hired two investment banking firms in June 2018 to act as financial professionals to assist with the exploration and execution of possible strategic alternatives.

In September 2018, in furtherance of its strategy, the Board committed to a plan to sell the Company’s MOB/Healthcare Portfolio, a portfolio of 63 properties consisting of 53 medical office buildings, five post-acute care facilities and five acute care hospitals across the United States. During 2019 and the first six months of 2020, the Company sold the 53 medical office buildings and eight of the additional properties and made a special distribution to stockholders of $2.00 per share in June 2019. In light of the market disruption in the Company’s industry sector, the Company has retained net sales proceeds from properties sold in the last quarter of 2019 through the first quarter of 2020 as it focuses on maintaining balance sheet strength and liquidity to enhance financial flexibility. During this period, the Board continues to strategically manage and position the Company’s portfolio to drive performance and value during what is now the maturation phase of the Company’s lifecycle. In addition, the Company has continued to carefully study market data and potential options to determine suitable liquidity alternatives that are in the best interests of all of the stockholders.

In making its determination to recommend that the Company’s stockholders reject the Comrit Offer, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Comrit Offer; (ii) consulted with the Company’s management and received advice from certain outside advisors; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects, and estimated net asset value (“NAV”) per share of the Company’s common stock in order to assess the adequacy of the terms and conditions of the Comrit Offer.

The following are the material factors considered by the Board in evaluating the Comrit Offer:

The Board believes that the Comrit Offer is intended to capitalize on the lack of liquidity for shares of the Company’s common stock and market-driven fears resulting from the COVID-19 pandemic by seeking to purchase stockholders’ shares at a price significantly below their fair value in order for the Offeror to make a significant profit. Although the Company can offer no assurances, the Board and management team continue to monitor the real estate market in order to determine the best available options for providing additional liquidity to the Company’s stockholders. The Company believes that stockholders who tender their shares in the Comrit Offer will be tendering at a price substantially below the current fair value of the shares, will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such shares and will lose the right to receive any future distributions that the Company may declare and pay.

•

The Comrit Offer of $3.66 per share represents a price that is approximately 53% less than the $7.81 estimated NAV per share of our common stock as of December 31, 2019, which was determined by our Board with the assistance of an independent third-party evaluation firm. Estimated NAV per share is calculated as of a specific date, and the value of shares of common stock will fluctuate over time as a result of, among other things, the impact of COVID-19 on the operations of the Company’s seniors housing communities, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, monthly distributions to stockholders and the distribution of proceeds from the sale of real estate to stockholders. In addition, because shares of common stock are not listed on a national securities exchange and there is no established trading market for shares of common stock, estimated NAV per share does not represent the: (i) the price at which shares of common stock would trade at on a national securities exchange or a third party would pay for the Company, (ii) the amount a stockholder would obtain if he or she tried to sell his or her shares of common stock or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities.

•

The Company has announced plans to prepare an estimated NAV per share of its common stock as of December 31, 2020 and anticipates releasing the 2020 NAV on or about March 11, 2021. The Comrit Offer of $3.66 per share does not expire until March 30, 2021. Accordingly, stockholders will have updated information with respect to estimated NAV per share of the Company’s common stock prior to making a decision to tender shares in the Comrit Offer. Although the Company cannot predict the 2020 NAV per share, and there can be no assurance of any liquidity transactions in the near or medium-term or of the results of any such transactions, the Board believes that the steps the Company is taking to explore strategic alternatives provide an appropriate platform and opportunity to realize the maximum value of the Company’s real estate portfolio for the benefit of all stockholders.

•

The Comrit Offer states that the Offeror is making the Comrit Offer “for investment purposes and with the intention of making a profit from the ownership of the Shares.” The Comrit Offer also states that in determining the $3.66 per share offer price, the Offeror did not make an independent appraisal of the Shares or the Company’s properties and is not qualified to appraise real estate. The Offeror did not retain an independent adviser to evaluate or render any opinion with respect to the fairness of its $3.66 per share offer to you. In fact, the Comrit Offer states that in establishing the $3.66 offer price, the Offeror “is motivated to establish the lowest price which might be acceptable to Shareholders consistent with Comrit’s objectives” to profit from the ownership of the Shares purchased in the Comrit Offer.

•

By accepting the Comrit Offer, stockholders would also be foregoing potential future distributions. The Company currently pays quarterly distributions that, if annualized, amount to $0.205 per share per year, or an annual distribution rate of 2.62% based on the Company’s current NAV per share of $7.81. Although the timing and amount of distributions are within the discretion of the Board and the Board cannot provide any guarantee that the Company will maintain this rate of distributions in the future, stockholders that choose to participate in the Comrit Offer by selling their Shares to the Offeror will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer. Our board of directors declared first quarter distributions in February 2021, payable to stockholders in mid-March 2021.

•

There is no guarantee that the Comrit Offer can or will be completed as soon as the Offeror contemplates in its Offer to Purchase. The Comrit Offer does not initially expire until March 30, 2021 and such date may be extended by the Offeror, in its sole discretion, subject to compliance with applicable securities laws.

•

The Offeror expressly reserves the right to amend the terms of the Comrit Offer, including by decreasing the $3.66 Offer Price or by changing the number of shares being sought or the type of consideration being paid, subject to compliance with applicable securities laws, at any time before the Comrit Offer expires.

•

For any dispute, claim or controversy that a stockholder may have with the Offeror or its controlled depositary, the Offeror requires each stockholder to agree to binding arbitration in Denver, CO. For most stockholders and their counsel, a mandatory Colorado arbitration would impose an inconvenient forum. Additionally, in any dispute between a stockholder and Comrit or its affiliated persons, including the depositary, the prevailing party will be entitled to recover attorney fees and costs.

In light of the factors described above, the Board has unanimously determined that the Comrit Offer is not advisable and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously recommends that you REJECT the Comrit Offer and not tender your shares for purchase pursuant to the Comrit Offer.

The Board recognizes that due to the suspension of the Company’s stock redemption plan, the lack of a trading market for the Company’s shares and the uncertainty surrounding the COVID-19 pandemic and its effects on the Company and the economy as a whole, some stockholders may decide to accept the Comrit Offer based on, among other things, their individual liquidity needs. The Board acknowledges that stockholders must evaluate whether to tender their shares based on all the information available, including the factors considered by the Board and described in our filings with the SEC. The Company cannot provide assurances with respect to future distributions or the ultimate value of its shares, which can change periodically, or to future liquidity for stockholders.

The Company announced we are undertaking a new valuation process and plan to announce an estimated NAV per share as of December 31, 2020 on or about March 11, 2021, which will take into account the impact of the COVID-19 pandemic on the value of our assets. As a result, the most recently published NAV of $7.81 per share may not represent the current per share value of the Company.

(c) Intent to tender

All of the Company’s directors and executive officers who own shares of common stock have advised the Company that they do not intend to tender any shares held of record or beneficially owned by them pursuant to the Comrit Offer. To the knowledge of the Company, none of the Company’s subsidiaries or affiliates currently intends to tender shares held of record or beneficially owned by them pursuant to the Comrit Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders in connection with the Comrit Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days ended February 10, 2021, there were no transactions involving the shares of the Company’s common stock effected with any of the Company’s officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Comrit Offer that relate to the Comrit Offer or other acquisition of the shares by the Company, any of the Company’s subsidiaries or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Comrit Offer that relate to, or would result in,

(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Comrit Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should,” “could” and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimates of per share net asset value of the Company’s common stock, and/or other matters. The Company’s forward-looking statements are not guarantees of future performance. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company’s forward-looking statements are based on management’s current expectations and a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Given these uncertainties, the Company cautions you not to place undue reliance on such statements.

For further information regarding risks and uncertainties associated with the Company’s business, and important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the Company’s documents filed from time to time with the SEC, including, but not limited to, the Form 10-K and the Company’s quarterly reports on Form 10-Q, copies of which may be obtained from the Company’s website at www.cnlhealthcareproperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this cautionary note. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

99(a)(1)	Letter to the Company’s Stockholders dated February 22, 2021*

99(a)(2)	Email to Financial Professionals, dated February 22, 2021*

99(e)(1)	Excerpts from the Company’s 2019 Annual Report and September 30, 2020 Quarterly Report filed with the SEC on March 26, 2020 and November 12, 2020, respectively**

*	Included in copy mailed to stockholders.
**	Those sections of the Company’s 2019 Annual Report and September 30, 2020 Quarterly Report specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2021

CNL Healthcare Properties, Inc.

By:	/s/ Stephen H. Mauldin
Name:	Stephen H. Mauldin
Title:	President and Chief Executive Officer